DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-4593
velasco@dpw.com

AM MAIN
ENADA, 2
D
GI
06-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

February 20, 2007

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b)** <u>under the Securities Exchange Act of 1934</u>

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Market Communication announcing date and time of 2006 Results Analyst Presentation; and
- 2006 Results

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco/mcp

Ines Velasco
Legal Assistant

Enclosure

<u>By Hand Delivery</u>

Gamesa

MARKET COMMUNICATION

2006 RESULTS PRESENTATION

Tuesday, February 20th, 2007 (11 am - Madrid time)

Gamesa Corporación Tecnológica S.A. communicates that its 2006 Results Analyst Presentation will take place next Tuesday, February 20th, at 11.00 am (Madrid time).

The event could be followed via web cast service live, and the document will be available at the company's web site (www.gamesa.es) before the presentation.

Additionally, a simultaneous translation service (Spanish/English) will be at the participants' disposal.

The logistics and connection details will be disclosed during the previous days.

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesa.es

Beatriz García + 34 94 431 76 11 bgovejero@gamesa.es

Gamesa



Gamesa,
2006 Results

2006 - 2008 Business Plan

Madrid, February 20th 2007

Table of Contents

Gamesa

2006 - Good Economic Results

Consolidated net profit increased by +135% to reach EUR 313 Mil., while profits from continuous operations grew by +12% to reach EUR 200 Mil.


+135%
133
179
+12%
313
113
200
2005
2006

Note: 2006 figures are non audited. Data according to IFRS.

2006 - Good Economic Results

Gamesa

- Sales reached EUR 2,401 Mil. — +36%
- EBITDA grew to reach EUR 411 Mil. — +25%
- NFD reduced to EUR 672 Mil. — -39%

Consolidating **Financial Strength**

NFD / EBITDA 1.6 x

While we move forward in **Growth and Profitability**

Note: 2006 figures are non audited. Data according to IFRS. Comparative results refer to the same period of the previous year

Table of Contents

Gamesa

Climate Change: An inconvenient ...

Gamesa

Climate change and its consequences highlight the urgency of promoting the use of renewable energy world-wide.

Social awareness and the demand for new, efficient and profitable sources of electric power are an increasingly important reality.

Both Wind and Solar energy have proven technologies to achieve high quality and reliable electric power supply.

More than 28 countries currently have plans for growing in Wind energy.

The Wind energy sector faces a situation in which DEMAND > SUPPLY. However, raw materials and basic components suppliers constitute the main bottlenecks.

While at the same time, there is a different pace of evolution in regulation by countries:

- USA: Extension of PTCs until 2008
- Spain: Review/updating of Royal Decree 436/2004

Focus on Strategic Markets and Clients

Gamesa

The determination to establish long-term, stable and profitable relationships with clients generates the first results in 2006:

6 Shared Strategic Plans


> 4,500 MW
(WTG)
Europe
59%
USA
30%
China
11%

Sale of Wind Farms in the USA


1,000 MW
11 Wind Farms
230 MW
4 Wind Farms
Iberdrola
B&B
Promotion
Turnkey

...to be delivered in the period 2007-2009

Steady improvement in ROCE (I)

Gamesa

2,402 MW installed, +83% higher than in 2005, represent a record for the WTG division

Geographic distribution of MW installed


RW
13%
USA
12%
China
10%
Europe
65%

- **Improving fulfillment of deliveries**
- **Efficiently managing logistical means:**
  - > 9,600 special transports (+25%)
- **Assigning the necessary equipment and means:**
  - > 360 people in installation teams (+22%)
  - > 100 cranes used (+21%)

...which have led to a decrease in Work in Progress amounting to -152 MWe

Steady improvement in ROCE (II)

Gamesa

477 MW delivered of Wind Farms, +112% higher than in 2005, shows a change in targets achievement trend

MW delivered of Wind Farm


477
+112%
128
225
44
1st half
2nd half
Accum. MW 2005
Accum. MW 2006

- **Projects joint management (Sales at PLA) 254 MW**
- **Start of sales in the USA**

...speeding up projects financing process

Steady improvement in ROCE (III)

The actions implemented through the Working Capital Management Plan have allowed us to obtain a 30% improvement, amounting to EUR 500 Mil.


Growth due
to activity
~ 1,500
Working Capital Management
- 30%
- 500
1,146
Working Capital/Sales 65%
1,049
Working Capital/Sales 44%
Working Capital 2005
(Actual Figures)
Working Capital from activity
2006
Performance
Working Capital 2006
(Actual Figures)

- Higher inventory rotation at WTG unit +50%
- Improvement in WTG collection period - 42%
- Projects joint management in wind farms

Table of Contents

Gamesa

Consolidating the competitive position in WTG

Gamesa

- With a growth of +26% in sales, from 1,782 MW_e in 2005 to 2,250 MW_e in 2006, Gamesa has consolidated itself as one of the global leaders
- Exports and the G8X Machine (2 MW) have been the main drivers for growth

Mix of MW_e sold 2006


G5x
36%
G8x
64%


RW 8%
USA
20%
China
11%
Europe
61%

- The share of Key Strategic Accounts in sales has gone up from 45% in 2005 to 64% in 2006
- Ex-Works Orders accounted for 33% of total orders placed in 2006

Consolidating the competitive position in WTG

Gamesa

Gamesa's vertical integration system has efficiently handled the increase in deliveries to customers and the difficulties of the supply chain, setting new production and installation records

In-house production 2006

(% growth MW)	Components	MW
≥ 65%	Generators	> 1,400
	Gearboxes	> 1,200
	Towers	> 800
≥ 28%	Blades	> 2,200
	Nacelles	> 2,200

Annual evolution of MW installed


Accum. MW 2005
Accum. MW 2006
2,402
+83%
818
1,316
558
1st half
2nd half

Facing the cost inefficiencies derived from recovering of materials delays, higher logistics costs and the under use of installation means

The WTG division increases its contribution to the consolidated results

Gamesa

Accounting for more than 75% of EBITDA and starting a change in the trend of Working Capital needs

EUR Mil.	2006	2005	Variation
Sales	1,922	1,280	+50%
EBITDA	325	182	+79%
EBITDA / Sales	17%	14%	+3 p.p.
Net Income	140	68	+105%
Net Income / Sales	7%	5%	+2 p.p.
W.C. / Sales	33%	52%	-19 p.p.
Investments	156	155	-
F.C.F. / Sales	+10%	-7%	+17 p.p.

Note: 2006 figures are non audited. Data according to IFRS.

Wind Farm sales, focused on execution and delivery

During 2006, we have significantly increased the promotion, start-up and sale of Wind Farms, containing Work in Progress


+112%
Delivered MW
477
225
+153%
Start-up MW Achieved
438
173
+290%
Fully developed MW Achieved
1,060
271
-75%
WIP Var. MW
106
424
2005
2006


Not Validated 71%
Validated 25%
China 4%

TIER 1	67%
TIER 2	31%
TIER 3	2%

... maintaining a dynamic portfolio of 20,000 MW in promotion, of which 4,936 have been validated and commencing the installation of measuring towers in China.

Wind Farm sales, focused on execution and delivery

Gamesa

Growth in the portfolio of signed contracts in 2006 comes from the USA


1,940
992
USA 100%
477
Greece 4%
Germany 10%
Spain 34%
Italy 25%
USA 27%
2,455
Accum. contracts signed December 2005
Contracts signed during 2006
Delivered MW 2006
Accum. contracts signed December 2006

... with the "projects joint management" modality.

Note: Figures in MW

The Wind Farm division provides liquidity and profitability to the Capital Employed

Gamesa

Focusing on deliveries and containing Work in Progress has allowed EUR 90 Mil. of cash to be generated

EUR Mil.	2006	2005	Variation
Sales	472	516	-8%
EBITDA	101	145	-30%
EBITDA / Sales	21%	28%	-7 p.p.
Net Income	80	111	-27%
W.C. / Sales [1]	59%	54%	+5 p.p.
Investments	0	0	-
F.C.F. / Sales [1]	**+13%**	**-8%**	**+21 p.p.**

(1) Pro-forma sales assuming 100% of the MW sold at Provisional Acceptance Certificate (PAC)
Note: 2006 figures are non audited. Data according to IFRS.

Solar: Internal transfer of knowledge to take off

Gamesa

With a turnover of EUR 127 Mil. and an EBITDA of EUR 16 Mil., the Solar unit has achieved 100% of the 2006 targets set in the Business Plan

- Contracts: 28.4 MWp. +373%
- Own promotions: 17 MWp.
- Debt level: EUR 36 Mil.
- Approval of a new panel assembly facility in Aznalcóllar.
  - Annual capacity: 18 MW
  - Investment: EUR 6.7 Mil.
  - Employment: 52

Gamesa

Table of Contents

Translating the Strategic Vision into Action

Gamesa

Strategic Vision

- Focus, growth and internationalization on Renewable Energy

Actions

- Divestment from non-strategic assets (Aeronautics and Services)
- Setting the 2006 - 2008 Business Plan
- Designing and deployment of the new Organizational Structure
- Starting up 7 new production facilities (4 in USA + 2 in Spain + 1 in China)

Workforce 2006 (5,400 employees)


Europe 83%
China 6%
USA 11%

Businesses (sales mix(1) 2006)


WTG 76%
Solar 5
W. Farms 19%

Internationalization (sales mix(1) 2006)


Internatio nal 60%
Domestic 40%

(1) Aggregated figures

Achieving targets and evaluating results

Gamesa


Growth
Financial Strength
Company Profitability
Shareholder Value Creation
TSR 2006 : 70%
Risk Management
Industrial Performance
2006
2005


Growth
Profitability
25%
15%
16%
13%
2,5x
1,6x
Financial Strength
06-08 B. Plan
2006

Gamesa

Table of Contents

2006 has been a year of consolidation as a company leader in the renewable sector, international and of sustainable growth

Gamesa

Transformation into a company 100% focused on renewable energies:
- Wind
- Solar Photovoltaic

International Consolidation
- 55% of the WTG business
- 67% of the Wind Farm business
- 22% of the Workforce
- 24% of Production Capacity

Implementation of a sustainable growth model
- Record growth in EBITDA over the last 4 years
- 2006 was a turning point in the ROCE trend
- First year of positive cash generation since 2003

An effort that has been recognized by different institutions

Gamesa

World TOP 100 in Corporate, Social and Environmental Governance, awarded by Innovest Strategic Value Advisors and Corporate Knights.

Kept in the selective Footsie4Good Sustainability Index.

Best of European Business granted by Roland Berger, CNN and ABC.

Table of Contents

Gamesa

In a favourable environment of increasing internationalization, the key is integral management of the supply chain

Gamesa

Threat of new entrants
- Number of consolidated players
- Trend towards concentration

Political and regulatory framework
- PTC extension in USA
- Updating of RD 436/2004 in Spain
- CDM in developing countries (Kyoto)
- Demand for quality energy

Stakeholders
- Favourable environment for clean energies
  - Climatic change
  - Energy dependence
  - Finite resources



Favourable environment for renewable energy
Capacity Reserve
Key: Integral management of the supply chain

Bargaining Power of Suppliers
- Tensions in the supply chain
- Need to monitor growth by supplier
- Vertical integration movements

Bargaining Power of Customers
- Balance of power arising from scarcity of machinery
- Capacity Reserve

Threat of substitute products
- Increasing interest in other sources of renewable energy
  - Solar
  - Biomass

Confirmation of wind energy sector perspectives

Gamesa

		Trend	Importance	Urgency
Market Perspectives	▪ Average annual growth of 16.4% (2005 – 2010)	=		
	▪ Europe maintains its market share	=		
	▪ USA and Eastern Asia will increase their contribution	=	High	High
Process Perspectives	▪ Increase in the Supply Chain complexity	⇧	High	High
	▪ Margin squeeze due to cost pressure	⇧	High	High
	▪ Demand for Turnkey Projects	=	Medium	Medium
Sustainability Perspectives	▪ Improved Cost of Energy	⇧	High	High
	▪ Enhanced Quality and Efficiency	⇧	High	High

Main Challenges and Risks

Gamesa

Reaching the 2007 targets entails a series of challenges after the good results achieved in 2006

- Fulfilling the delivery plan undertaken with customers
- Increasing production and improving productivity (>20%)
- Starting up new capacity in China
- Developing suppliers in the USA and China
- Fulfilling the delivery plan undertaken by suppliers (production, logistics)
- Adapting equipment to new technical specifications required by regulations
- Start-up of hybrid blade production
- Working capital management
- Organizational deployment and transformation of management processes

10 key programs for the 2007 – 2008 period

Gamesa


Programs
Organizational Structure
Environment, health and safety
Management Information Systems
To align, focus and energize the company
Actions
Projects
months 1 2 3 4 5 6...
Programs
Innovation
Client driven process
Gamesa Operating System
Supply Chain management
Internationalization
2008
Targets
Programs
Multidiscipline Teams
Strategic Alliances
To promote capacities and strengthen teams

Moving forward to 2008 targets

Gamesa

Gamesa maintains its forecasts for the period 2007-2008 in an environment of increasing pressure

		2005 Reference	2006 Actual	2006 Fulfillment	2008 Target
Growth	EBITDA (EUR Mil.)	329	411	100%	> 15%
Profitability	ROCE (%)	12%	13%	Right trend	> 16%
Financial Strength	Net debt / EBITDA	3.4x	1.6x	100%	< 2.5x

Note: 2005 figures do not include Aeronautical and Services activities.

Gamesa

Table of Contents

On the right track

Gamesa

2006, a year of consolidation as a company leader in the renewable sector, international and of sustainable growth

2007, new increase in capacity and productivity in excess of 20%

2007, organizational deployment and transformation of management processes

2007, challenge of managing the supply chain and Working Capital

2007, moving forward to 2008 targets

Disclaimer

Gamesa

This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

Gamesa. Investor Relations

Gamesa

About Gamesa

- Gamesa is a company specialised in renewable energies, mainly wind power. Gamesa is the market leader in Spain and China, and is positioned worldwide among the most important WTG manufacturers with a market share of 15% in 2006.
- In 2006, renewable energy activities took Gamesa's turnover up to EUR 2,401 Mil. with a workforce of 5,400 people.
- Up to 2006, Gamesa had installed more than 9,800 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of 7.5 million petroleum equivalent tonnes / year and a reduction in CO2 emissions of 51.9 tonnes / year.
- With a portfolio of more than 20,000 MW of wind farms in different phases of promotion in Europe, America and Asia and branches in 13 countries, Gamesa is positioned as one of the world's most important companies in wind farm promotion and development activities.
- In 2006, Gamesa has started-up seven new production facilities with a total investment of over EUR 104 Mil. Two of these are in Spain, four in the USA in the state of Pennsylvania and one in China in Tianjin province.

Investor Relations Team	+34 94 431 76 11
Maite Bermejo	mbermejo@gamesa.es
Beatriz García	bgovejero@gamesa.es

END